EMAIL: AFINERMAN@olshanlaw.com

DIRECT DIAL: 212.451.2289

November 10, 2015

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino, Esq.

Re:	Crossroads Systems, Inc.

Registration Statement on Form S-3

Filed October 15, 2015

File No. 333-207431

Ladies and Gentlemen:

On behalf of Crossroads Systems, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated October 30, 2015 with respect to the registration statement referenced above (the “Registration Statement”).

A courtesy copy of this letter is being provided directly to the staff for its convenience (attention: Mitchell Austin, Esq., Staff Attorney).

To facilitate the staff’s review, the Commission’s comments are provided before each of the Company’s responses thereto.

General

1.	We note that this registration statement relates to warrants that were issued as a result of your July 2015 rights offering. Please advise whether you have provided disclosure responsive to Item 3.02 of Form 8-K concerning this issuance of warrants. For additional guidance, consider Interpretation 212.03 of our Form 8-K Compliance and Disclosure Interpretations.

Response: The Company acknowledges that Interpretation 212.03 of the Commission’s Form 8-K Compliance and Disclosure Interpretations would apply to the sale of warrants. However, the Company believes that the issuance of the additional warrants was not a sale and hence Item 3.02 of Form 8-K is not applicable.

November 10, 2015

The relevant facts are as follows. On August 31, 2015, the Company issued additional warrants to all of its current warrant holders in an amount of an additional 20.19% of their prior holdings for no consideration. The Company was under no legal obligation to issue such additional warrants but determined to do so for various reasons. As the warrant holders did not provide any monetary or other consideration to the Company in exchange for the additional warrants, the Company believes there was no “sale” of unregistered equity securities. Item 3.02 of Form 8-K requires a registrant to include the information required by paragraphs (a) and (c) through (e) of Item 701 of Regulation S-K. Item 701 of Regulation S-K requires that a registrant furnish certain information with respect to all securities “sold” by the registrant, including “sales of reacquired securities, as well as new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities.” In this instance, the additional warrants were not issued by the Company in exchange for property, services or other securities and as stated above were not sold by the Company. Accordingly, the Company believes that the issuance of the additional warrants to its current warrant holders for no consideration, monetary or otherwise, does not trigger any disclosure under Item 3.02 of Form 8-K.

2.	We note that this registration statement covers the resale of 191,597 shares of common stock underlying warrants that are no longer exercisable. Please remove these shares from the registration statement or advise.

Response: As requested by the staff, the Company has revised the Registration Statement to remove those shares of common stock underlying warrants that are no longer exercisable. Prior to the expiration of the warrants on October 22, 2015, certain security holders exercised their warrants. The Registration Statement has been revised to cover the resale of 67,824 shares of common stock issued following the exercise of such warrants.

Prospectus Cover Page

3.	Please revise your cover page to include disclosure regarding concurrent offerings. Specifically, please disclose the total number of shares that are being concurrently offered by selling stockholders of the company and the portion of that total offered by means of a separate prospectus. In this regard, we refer to your registration statement on Form S-3 with a file number of 333-188549.

Response: As requested by the staff, the Company has revised the cover page to the prospectus to include disclosure regarding concurrent offerings.

Selling Security Holders, page 5

4.	Please revise to identify the natural person or persons who exercise sole or shared voting or investment power over each legal entity listed as a selling security holder (e.g., Anson Investment Master Fund LP). See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

November 10, 2015

Response: As requested by the staff, the Company has revised the Registration Statement to identify the natural person or persons who exercise sole or shared voting or investment power over each selling security holder.

Exhibits, page II-3

Exhibit 5.1

5.	The legality opinion states that it is being furnished at your request and is “not to be used, quoted or otherwise referred to for any other purpose without [your legal counsel’s] prior written consent.” Additionally, it states that the opinion “does not constitute such prior written consent.” Please obtain and file a revised legality opinion that does not contain language suggesting a limitation on the ability of investors to rely on the opinion. For guidance, consider Section II.B.3.d of our Staff Legal Bulletin No. 19.

Response: As requested by the staff, the Company has filed a revised legality opinion as Exhibit 5.1 to the Registration Statement.

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The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

November 10, 2015

Should any member of the SEC’s staff have any questions or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2289.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Mitchell Austin, Esq.
Mr. Richard K. Coleman, Jr.
Ms. Jennifer Ray Crane